4FRONT HOLDINGS STRENGTHENS OPERATING PLATFORM WITH
STRATEGIC ACQUISITIONS IN MASSACHUSETTS AND ARIZONA

Healthy Pharms and Greens Goddess acquisitions increase 4Front’s national footprint

Vancouver, BC, February 27, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQX: CNXXF) (“Cannex” or the “Company”), is pleased to announce that 4Front Holdings, LLC (“4Front”) has recently closed two acquisitions that expand its national presence with new opportunities in Massachusetts and Arizona, two important regulated cannabis markets. As previously disclosed, Cannex and 4Front have signed a binding letter agreement (the “Interim Agreement”) pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction (the “Transaction”).

Highlights

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4Front acquired Massachusetts vertical license holder Healthy Pharms, owner of two dispensaries in Georgetown and Harvard Square. Plans to convert to adult use and re-launch under 4Front’s Mission retail brand;

•	Healthy Pharms owns a production facility in Georgetown that will be 4Front’s primary Massachusetts cultivation and processing hub;
•	In conjunction with the planned merger of 4Front and Cannex it is expected that Cannex brands will hit the Massachusetts market by mid-2019;
•	Acquired the manager of Arizona vertical license holder Greens Goddess, which owns an operating Phoenix dispensary;
•	Arizona license comes with approvals to operate a production facility which 4Front plans to build out with the anticipated closing of the Transaction with Cannex.
•	To learn more please click this link.

“Our Massachusetts acquisition provides 4Front with an immediate platform to more aggressively ramp our growth in the Massachusetts recreational market by providing significantly greater production capacity,” said Josh Rosen, 4Front’s CEO. “This opportunity is made all the more exciting because of 4Front's planned merger with Cannex, who have deep expertise in scaled cannabis production and distribution operating in the competitive Washington adult-use market.”

The 3,000 ft2 Georgetown dispensary is currently medical with adult use anticipated for later this year. The Cambridge store is the sole dispensary in Harvard Square with a premium location currently serving the medical market but with the adult use licensing process underway. Healthy Pharms’ cultivation and processing facility is co-located with its Georgetown dispensary in a 65,000 ft2 building with approximately 8,000 ft2 of existing flowering canopy and room for significant expansion.

“The Georgetown cultivation facility has the potential to match, or exceed, the capacity and yield of Cannex’s facility in Elma, Washington,” said Leo Gontmakher, COO of Cannex. “I’m excited to optimize the Georgetown space and to capture a dominant market share in the Massachusetts adult-use flower and derivatives market. Expect to see some of Cannex’s most successful brands in the Massachusetts market by the second quarter of 2019.”

In Arizona, 4Front acquired PHX Interactive, LLC, which manages vertically integrated license holder Greens Goddess Products, Inc. (“Greens Goddess”) which currently owns the Herb’N dispensary in northern Phoenix.

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

The license also allows for a cultivation and processing facility with that capacity expected to come online later this year.

“Given the expected near-term regulatory expansion we are excited to enter the Arizona market at an opportune time. In addition to 4Front’s retail leadership the Arizona market will also provide us with an excellent opportunity to leverage Cannex’s cultivation and processing expertise development in Washington State,” said Josh Rosen, 4Front’s CEO. “We expect this market will have ample supply to support a meaningful manufacturing and distribution business and we look forward to building a significant business in the Arizona market.”

As described in the Company’s November 26, 2018, news release, Cannex and 4Front have signed a binding letter agreement (the “Interim Agreement”) pursuant to which 4Front has agreed, subject to execution of a definitive business combination agreement, to combine with Cannex in an all-stock transaction (the “Transaction”). Subject to the approval of the Canadian Securities Exchange (the “CSE”), the combined company will continue to trade on the CSE initially under Cannex’s existing name and the ticker symbol CNNX.

Closing will remain subject to Cannex shareholder approval, court approval(s), the CSE, as well as any other approvals for that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders. All other relevant and publicly disclosable materials will be filed by Cannex on www.sedar.com.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex and 4Front (as a combined company), developments with respect to legislative developments in the United States, total retail footprint of the combined company, the business combination, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.